UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 – Exit Filing)*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

October 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Michael E. Dill, Esq.

Holland & Hart LLP

555 Seventeenth Street, Suite 3200

Denver, Colorado 80202

(303) 295-8000

CUSIP No. 00973W 102

1	Names of Reporting Person. Amy Poinsett
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 821,552 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 821,552 (1)
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 821,552
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 4.17% (2)
12	Type of Reporting Person IN

(1)

Represents 821,552 shares held by Amy A. Poinsett Revocable Living Trust. Ms. Poinsett, the trustee of the Amy A. Poinsett Revocable Living Trust, has sole and dispositive power over the shares held by the Amy A. Poinsett Revocable Living Trust.

(2)	Based on a total of 19,685,932 shares of common stock issued and outstanding as of November 4, 2020, as reported by the Issuer in its Definitive Proxy Statement on Form DEF 14A, filed by the Issuer with the SEC on November 10, 2020.

CUSIP No. 00973W 102

1	Names of Reporting Person. Amy A. Poinsett Revocable Living Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization

Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 821,552 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 821,552 (1)
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 821,552
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 4.17% (2)
12	Type of Reporting Person OO

(1)

Represents 821,552 shares held by Amy A. Poinsett Revocable Living Trust. Ms. Poinsett, the trustee of the Amy A. Poinsett Revocable Living Trust, has sole and dispositive power over the shares held by the Amy A. Poinsett Revocable Living Trust.

(2)	Based on a total of 19,685,932 shares of common stock issued and outstanding as of November 4, 2020, as reported by the Issuer in its Definitive Proxy Statement on Form DEF 14A, filed by the Issuer with the SEC on November 10, 2020.

SCHEDULE 13G

This Amendment No. 2 to the Schedule 13G is filed jointly on behalf of Amy A. Poinsett Revocable Living Trust, a trust formed in the state of Colorado (the “Trust”) and Amy Poinsett the sole trustee of the Trust (together with the Trust, the “Reporting Persons”).

Item 1(a).	Name of Issuer

Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1601 Arapahoe Street Suite 900 Denver, Colorado 80202
Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Amy A. Poinsett Revocable Living Trust
(ii) Amy Poinsett

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is: 601 16th Street, Suite C-420 Golden, CO 80401

Item 2(c).	Citizenship

(i) Amy A. Poinsett Revocable Living Trust is a trust formed in the State of Colorado.
(ii) Amy Poinsett is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

00973W 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the institution: ________________;
(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, the Trust received 1,335,802 shares of Common Stock in exchange for an aggregate of 5,000,000 units of MJF.

This Amendment No. 2 constitutes an “exit filing” for the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2020	Amy A. Poinsett Revocable Living Trust

	By:	/s/ Amy Poinsett
Name: Amy Poinsett
Title: Trustee of Amy A. Poinsett Revocable Living Trust

Date: November 13, 2020	By:	/s/ Amy Poinsett
Amy Poinsett